Exhibit 99.3



                         Report of the Supervisory Board
                         -------------------------------
                  of Fresenius Medical Care Aktiengesellschaft
                  --------------------------------------------
                           for the 2002 Financial Year
                           ---------------------------

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of 4 meetings, and 8 additional video or telephone conferences. In addition, the Managing Board reported in writing on important matters. The chairman of the Supervisory Board was informed by the Managing Board of significant events, on an ongoing basis. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Managing Board.

The Supervisory Board received reports on the specific business developments in the regions, in particular, again on the position regarding the introduction of single-use dialysers in North America. Discussion of the legal disputes originating with the merger with W. R. Grace & Co. in 1996, and which were concluded by settlement, was of particular importance. The Supervisory Board also dealt with the implications for the company of the German Corporate Governance Code and the Sarbanes-Oxley-Act. As in previous years, the financial development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board has, during the reporting period, passed a resolution to establish an audit committee from the year 2003.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the 2002 financial year. A representative of the auditor was present when the Supervisory Board dealt with these documents. Since the financial statements of the company are part of the consolidated financial statements of Fresenius Aktiengesellschaft, Bad Homburg v.d.H., and the latter are deemed to be exempting consolidated financial statements pursuant to Section 291 HGB [German Commercial Code], the company was not obligated to prepare (partially) consolidated financial statements in accordance with the provisions of German commercial law. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the 2002 financial year were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirschaftsprufungs-gesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of 22 May 2002, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the
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auditor's findings with approval. No objections are to be made to the financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.

In its meeting of March 21, 2003, the Supervisory Board approved the financial statements of Fresenius Medical Care AG for the 2002 financial year as submitted by the Managing Board, which thereby became final.

In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the 2002 financial year on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

         "Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.

With effect from March 15, 2002 Dr. Rainer Runte was appointed as deputy member of the Managing Board for Legal and Compliance.

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2002.



Bad Homburg v.d.H., March 21, 2003

The Supervisory Board


/s/ DR. GERD KRICK
-------------------------
Dr. Gerd Krick